Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

December 22, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski

Re:	Steadfast Apartment REIT III, Inc.
Registration Statement on Form S-11
Filed November 12, 2015
File No. 333-207952

Dear Ms. Gowetski:

On behalf of Steadfast Apartment REIT III, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2015 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed, in part, in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated December 4, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Company’s prospectus (the “Prospectus”) as included in the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Prospectus Cover Page

1.
We note your response to comment 8 of our letter. We further note your disclosure stating that purchases by your sponsor and its affiliates and your directors and officers will count toward the minimum offering threshold. Please revise your disclosure to clarify if such persons may purchase expressly for the purpose of meeting the minimum

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

offering threshold. Additionally, please revise your disclosure to clarify whether your sponsor and its affiliates and your directors and officers may make purchases in the offering outside of the “friends and family” program and the 2.5% cap applicable to such program.

Response:    The Company revised the disclosure under the section captioned “Plan of Distribution - Other Discounts” beginning on page 170 of the Prospectus to clarify that the Company’s sponsor, directors, officers and their respective affiliates (the “Related Parties”) will not purchase shares of the Company’s common stock (“Shares”) outside of the friends and family program and the 2.5% cap applicable to such program.

In addition, the Company revised the disclosure under the sections captioned “Questions and Answers about this Offering - What happens if you do not raise a minimum of $2,000,000 in this offering?” and “Plan of Distribution - Other Discounts” on pages 4 and 170 of the Prospectus, respectively, to clarify that the Company’s affiliates may purchase shares of the Company’s common stock expressly for the purpose of meeting the minimum offering threshold.

Questions and Answers About This Offering

Why are you offering two classes of your common stock. . . , page viii

2.
We note your response to comment 10 of our letter. Please revise your disclosure to clarify the nature of the adjustments that will be made calculate the liquidating distributions payable to holders of Class A shares and Class T shares, respectively.

Response:    The Company revised the disclosure under the section captioned “Questions and Answers about this Offering - Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes? - Class T Shares” on page 3 of the Prospectus to disclose the nature of the possible adjustments that could be made to calculate the liquidating distributions payable to holders of Class A and Class T shares, respectively.

3.
We note that maximum distribution and shareholder servicing fees will be equal to approximately $1.07 per share or 4.5% of the $23.81 offering price. Please confirm, and, if true, disclose that total selling commissions and dealer manager fees on the Class T shares would be approximately 10% (i.e. 5.5% selling commissions and dealer manager fees plus 4.5% distribution and shareholder servicing fee) if distribution and shareholder servicing fees were paid in full.

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

Response:    The Company revised the disclosure under the section captioned “Questions and Answers about this Offering - Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” on page 2 of the Prospectus to clarify that the max distribution and shareholder servicing fee when combined with selling commissions, dealer manager fees and other elements of underwriting compensation would not exceed the 10% cap. Furthermore the Prospectus discloses, “We will cease paying the distribution and shareholder servicing fee with respect to the Class T shares sold in this offering at the earlier of (i) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of shares in our primary offering.” throughout the Prospectus, including under the section captioned “Questions and Answers about this Offering - Q: Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” on page 2 of the Prospectus, under the section captioned “Prospectus Summary - Compensation to Our Advisor and Its Affiliates - Distribution and Shareholder Servicing Fee - Dealer Manager” beginning on page 17 of the Prospectus, under the section captioned “Management Compensation - Distribution and Shareholder Servicing Fee - Dealer Manager” on page 100 of the Prospectus, under the section captioned “Description of Capital Stock - Common Stock - Class T Shares” on page 129 of the Prospectus, and under the section captioned “Plan of Distribution - Dealer Manager and Participating Broker-Dealer Compensation and Terms” on pages 167 and 168 of the Prospectus.

In addition, the Company specifies the maximum percentage of the distribution and shareholder servicing fee payable to the Company’s dealer manager, assuming the maximum offering amount is raised, in footnote number (1) to the table set forth in the section captioned “Plan of Distribution - Dealer Manager and Participating Broker-Dealer Compensation and Terms” on page 168 of the Prospectus as follows: “If $1,000,000,000 in shares of common stock (consisting of $500,000,000 in Class A shares and $500,000,000 of Class T shares) is sold in the primary offering, then the maximum amount of distribution and shareholder servicing fees payable to our dealer manager is 4.5%, before the 10% underwriting compensation limit is reached.”

The Company respectfully believes that the revised and current disclosure in the Prospectus provides adequate disclosure regarding the maximum distribution and shareholder servicing fees.

4.
We note that you will cease paying the distribution and shareholder servicing fee when aggregate underwriting compensation from all sources equals 10% or the sixth anniversary of the last day of the fiscal quarter in which your initial public offering terminates. Please tell us how you considered whether some Class T investors may pay

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

more distribution and shareholder servicing fees than other Class T investors and any risks associated with potential differences in fee amounts.

Response:    The Company respectfully notes that some Class T shareholders may pay more distribution and shareholder servicing fees in aggregate dollar amount by being a Class T shareholder for a longer period of time than other Class T shareholders. The Company has added a risk factor under the section captioned “Risk Factors - General Investment Risks” on page 29 of the Prospectus disclosing that an investor who invests in the Company will pay a higher aggregate dollar amount of the distribution and shareholder servicing fee than an investor who invests in the Company at a later date.

Prospectus Summary

Our Sponsor, page 5

5.
We note your response to comment 13 of our letter. Please revise to include Gregory P. Brakovich or advise. In addition, please identify the individuals who control Crossroads Capital Advisors and disclose their ownership percentages in your organization chart on page 9.

Response:    The Company revised the section captioned “Prospectus Summary - Our Sponsor” on page 11 of the Prospectus to disclose that Mr. Brakovich also is a Manager of Crossroads Capital Multifamily, LLC. In addition, the Company revised the organizational chart under the section captioned “Prospectus Summary - Our Structure” on page 14 of the Prospectus to disclose the ownership percentages of Crossroads Capital Group, LLC, the parent of Crossroads Capital Advisors, LLC.

Compensation to Our Advisor and Its Affiliates, page 10

6.	Please revise to clarify, if true, on pages 10 and 102 that the fees and compensation may be increased without stockholder consent.

Response:    The Company revised the sections captioned “Prospectus Summary - Compensation to Our Advisor and Its Affiliates” and “Management Compensation” on pages 15 and 98 of the Prospectus, respectively, to clarify that the compensation and other fees to the Company’s advisor and its affiliates are subject to the approval of the Company’s independent directors, but may be increased without stockholder consent.

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

7.
We note your revised disclosure regarding the calculation of the subordinated participation in net sale proceeds. Please revise to provide an example of how this fee will be calculated and how distributions representing a return of capital will impact this fee.

Response:    The Company added footnote number (10) to the management compensation table under the section captioned “Management Compensation” beginning on page 98 of the Prospectus, to disclose an example calculation of the Subordinated Participation in Net Sale Proceeds fee payable to the Company’s advisor.

Risk Factors

Our advisor and its affiliates, including our officers and our affiliated directors, will face conflicts of interest . . . page 34

8.
We note your response to comment 15 of our letter. Please revise this risk factor to clarify the circumstances under which your advisor will be entitled to receive a subordinated distribution, including termination with or without cause.

Response:    The Company revised the bulleted risk factor captioned “We may be obligated to pay our advisor a subordinated distribution upon termination or non-renewal of the advisory agreement, which may be substantial and therefore may discourage us from terminating the advisor” on page 11 of the Prospectus and the risk factor captioned “Our advisor and its affiliates, including our officers and our affiliated directors, will face conflicts of interest caused by compensation arrangements with us, which could result in actions that are not in the best interests of our stockholders” on page 37 of the Prospectus to clarify the circumstances under which the Company’s advisor will be entitled to receive a subordinated distribution, including termination with or without cause.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders . . . , page 46

9.
We note your response to comment 11 of our letter, and we reissue that comment in part. Please clarify, if true, that you have not sought a private letter ruling, and, in future amendments as applicable, please revise your disclosure to update the status.

Response:    The Company revised the disclosure under the sections captioned “Risk Factors - Federal Income Tax Risks - If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected” and “Description of Capital Stock - Distributions” on pages 47 and 132, respectively, of the Prospectus

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

to clarify that it has not sought a private letter ruling. The Company will update this disclosure in future amendments or supplements in the event this status changes.

Estimated Use of Proceeds, page 50

10.
We note your response to comment 19 of our letter, and your disclosure stating that you expect organization and offering expenses (other than sales commissions, the dealer manager fee and the distribution and shareholder servicing fee) to be approximately 1.0% of the gross proceeds from the primary offering if you raise the maximum offering amount. Please revise your disclosure to address the additional organization and offering expenses associated with the Maximum Primary Offering and Distribution Reinvestment Plan as compared to the Maximum Primary Offering or advise. In addition, please tell us why you believe it is appropriate to include amounts based on the midpoint of your offering in this table.

Response:    The Company notes that it expects the organization and offering expenses (other than sales commissions, the dealer manager fee and the distribution and shareholder servicing fee) associated with (i) a maximum primary offering to be approximately $10,000,000 and (ii) a maximum primary offering and distribution reinvestment plan to be approximately $11,000,000. These increased expenses include, but are not limited to, transfer agent expenses, printer expenses, advertising and sales, administrative support, training and education, accounting, legal, due diligence, and blue sky expenses. Footnote number (2) to the table set forth in the section captioned “Estimated Use of Proceeds” on page 52 of the Prospectus has been revised in response to the Staff’s comment to disclose the organization and offering expenses that the Company expects to increase when associated with a maximum primary offering and distribution reinvestment plan as compared to the maximum primary offering only.

The Company believes including a column for the midpoint primary offering is appropriate disclosure because it provides prospective investors with detailed information about the estimated use of the gross offering proceeds at a point between the $2,000,000 minimum primary offering and the $1,000,000,000 maximum primary offering. In particular, the disclosure provides information on the changing fee percentages that would occur at different stages of the primary offering, and such midpoint disclosure provides information that a prospective investor can refer to, instead of requiring such prospective investor to estimate fees and expenses on his or her own.

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

Conflicts of Interest

Allocation of Investment Opportunities, page 114

11.
We note your response to comment 20 of our letter, stating that Steadfast does not believe that the registrant would acquire assets at the same time as any of Steadfast’s other investment programs, including STAR. We further note your disclosure under the heading “We may compete with SIR, STAR and other affiliates of our sponsor . . .” at the bottom of page 34. Please advise us of the basis for Steadfast’s belief that the registrant would not acquire assets at the same time as any of Steadfast’s other investment programs, including STAR.

Response:    Notwithstanding the Company’s response to comment 20 of the Staff’s letter dated September 22, 2015, the Company notes, as disclosed under the sections captioned “Risk Factors - Risks Related To Conflicts of Interest - We may compete with SIR, STAR and other affiliates of our sponsor for opportunities to acquire or sell investments, which may have an adverse impact on our operations,” “Conflicts of Interest - Our Affiliates’ Interests in Other Steadfast Affiliates - Competition,” and “Conflicts of Interest - Conflict Resolution Procedures - Allocation of Investment Opportunities” on pages 37, 106 and 109 of the Prospectus, respectively, that it may compete with Steadfast Apartment REIT, Inc. and Steadfast Income REIT, Inc. for investment opportunities due to similarities in their respective investment strategies.

In such event, as disclosed under the section captioned “Conflicts of Interest - Our Affiliates’ Interests in Other Steadfast Affiliates - Competition” beginning on page 106 of the Prospectus, the advisor and the Company have developed procedures to resolve potential conflicts of interest in the allocation of investment opportunities between the Company and its affiliates. The Company’s advisor is required to provide information to the Company’s board of directors to enable the board of directors, including the independent directors, to determine whether such procedures are being fairly applied. Furthermore, the Company revised the disclosure under the section captioned “Conflicts of Interest - Conflict Resolution Procedures - Allocation of Investment Opportunities” on page 109 of the Prospectus, to clarify that the advisors to the Company, Steadfast Apartment REIT, Inc. and Steadfast Income REIT, Inc., will allocate investment opportunities based on procedures developed between the advisors and the respective program that each advises, not based on the advisory agreement. The Prospectus further discloses under the section captioned “Conflicts of Interest - Conflict Resolution Procedures - Allocation of Investment Opportunities” on page 109 that the real estate professionals of the advisors could consider the following factors when determining the entity for which an investment opportunity would be the most suitable: (i) the vestment objectives and criteria of the entities; (ii) the cash requirements of the entities; (iii) the portfolio of the entities by type of investment and risk of investment; (iv) the policies of the entities relating to leverage; (v) the anticipated cash flow of the asset to be acquired; (vi) the income tax effects of the purchase; (vii) the size of the investment; and (viii) the amount of funds available to the entities and the length of time such funds have been available for investment.

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-5

12.	Please revise your disclosure to include organization and offering costs paid by the Advisor on behalf of the Company through the date of your filing.

Response:    The Company revised the disclosure in the Financial Statements under the section captioned “Steadfast Apartment REIT III, Inc. Notes to Consolidated Balance Sheet As of August 24, 2015 - 6. Subsequent Events (unaudited)” on page F-12 of the Prospectus to include organization and offering costs paid by the advisor on the Company’s behalf through December 22, 2015.

Draft 5.1 Opinion

13.
We note counsel assumes, upon the issuance of any of the Class A or Class T shares, the total number of Class A or Class T shares issued and outstanding will not exceed the total number of Class A or Class T shares, as applicable, that the registrant is then authorized to issue under the charter. Please revise to clarify that you have sufficient authorized shares as of the date of the opinion or advise.

Response:    Attached to the Registration Statement as Exhibit 5.1 is a revised draft form of legality opinion disclosing that the Company has sufficient authorized shares as of the date of the opinion.

Draft 8.1 Opinion

14.
We note that counsel’s first opinion addresses the period “commencing with the Company’s taxable year ending December 31, 2017, or the first year in which the Company commences material operations.” We further note your disclosure under the heading “What is a “REIT”?” on page vii stating that you intend to elect to be taxed as a REIT for federal income tax purposes beginning with your taxable year ending

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

December 31, 2016, or the first year in which you commence material operations. Please reconcile the opinion and the disclosure, or advise us why you do not believe reconciliation is necessary.

Response:    Attached to the Registration Statement as Exhibit 8.1 is a revised draft form of tax opinion that conforms to the disclosure in the Prospectus. In particular, the Company intends to elect to be taxed as a REIT for federal income tax purposes beginning with the Company’s taxable year ending December 31, 2016, or the first year in which the Company commences material operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

* * * * *

Morris, Manning & Martin, LLP

Jennifer Gowetski
Securities and Exchange Commission
December 22, 2015

If you have any questions, please feel free to contact the undersigned by telephone at (404) 504-7691 or email at hdl@mmmlaw.com.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky_____________________
Heath D. Linsky

Enclosures

cc:	Ana Marie del Rio, Esq.
Lindsey L.G. Magaro, Esq.